SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                                 ---------------



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 12, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)
              ------------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

              ------------------------------------------------------






   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

I.    Company Press Release
---------------------------

             CNOOC Ltd. Acquired a Stake in Canada-Based MEG Energy

(Hong Kong, April 8, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") today announced that the Company, through its wholly owned subsidiary CNOOC Belgium BVBA, has signed an agreement with a Canada based company, MEG Energy Corp. ("MEG") to acquire a 16.69% stake in MEG. The Company paid 150 million Canadian dollars for the stake.

The Company acquired 13,636,364 common shares of MEG, representing a 16.69% stake at the close of the transaction.

Based in Calgary Canada, MEG is a pure play oil sands company, owning 100% working interest in oil sand leases of 52 contiguous sections (32,900 acres) in Alberta. It is estimated that there are over four billion barrels of bitumen in place, with a total recoverable reserves of about two billion barrels.

"I am excited with our low cost entry into oil sands, gaining a footstep in this potential area. Lower operating costs and higher recoveries resulting from recent advances in technologies have made many similar projects economically viable." Commented Mr. Yang Hua, Chief Financial Officer and Senior Vice President of the Company.

According to The Alberta Energy & Utilities Board, the total bitumen volume in place in Alberta is approximately 1.6 trillion barrels, over 300 billion barrels of which are expected to be recoverable with current technology.

"The investment hits on our focus on long-term growth. At the same time, this move provides a good chance for us to exploit the advanced technology and expertise of oil sand development. These skills may help facilitate the exploitation of oil sand and shale in China, where large reserves of oil sand and shale were found in recent years." Mr. Fu Chengyu, Chairman and CEO of the Company, said.

Ends

Notes to Editors:

MEG Energy Corp.
MEG Energy Corp. (MEG) is a private Calgary-based energy company. As to date, MEG owns 100% working interest in oil sand leases covering 52 continuous sections in Alberta, which holds most of Canada's oil sand. MEG's management team has a lot of experience in the development of oil sand.


CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group", "the Company" or "CNOOC") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group had 2,524 employees.


CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                   *** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.
                                   *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel:+86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
         ----------------------

II.  Company Circular and Form of Proxy
---------------------------------------

If you are in any doubt as to any aspect of this document, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in CNOOC Limited (the "Company"), you should at once hand this document, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

-------------------------------------------------------------------------------


                                [GRAPHIC OMITTED]

                                  CNOOC LIMITED
               (Incorporated in Hong Kong with limited liability)
                                (Stock Code: 883)


Executive Directors:                                       Registered office:
Fu Chengyu (Chairman)                                      65th Floor
Luo Han                                                    Bank of China Tower
Jiang Longsheng                                            1 Garden Road
Zhou Shouwei                                               Hong Kong

Independent non-executive Directors:
Chiu Sung Hong
Kenneth S. Courtis
Evert Henkes

                                                           11th April 2005

To the shareholders

Dear Sir or Madam,


                        EXPLANATORY STATEMENT RELATING TO
           GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
                                       AND
                            RE-ELECTION OF DIRECTORS

INTRODUCTION

         The purpose of this document is to provide you with information in connection with the proposed ordinary resolution set out as items A3, B1, B2 and B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase Shares and re-election of directors at the annual general meeting to be held at 5th Floor, Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 25th May 2005 at 2:00 p.m. ("Annual General Meeting"). References in this document to "Shares" are share(s) of all classes in the share capital of CNOOC Limited (the "Company").

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

      At the annual general meeting of the Company held on 14th June 2004, ordinary resolutions were passed granting general mandates to the directors of the Company (the "Directors"), inter alia, (i) to repurchase Shares not exceeding 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at 14th June 2004; and (ii) to allot, issue and deal with additional Shares not exceeding 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at 14th June 2004 and those Shares not exceeding 10 per cent., of the aggregate nominal amount of the issued share capital of the Company as at 14th June 2004 which may be repurchased by the Company (collectively referred to as "Existing General Mandates").

      The Existing General Mandates will lapse at the conclusion of the Annual General Meeting Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

      The explanatory statement required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to be sent to the shareholders of the Company (the "Shareholders") in connection with the proposed general mandate to issue securities and repurchase shares is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION OF DIRECTORS

      Pursuant to the Articles of Association (the "Articles") of the Company, Messrs. Luo Han and Chiu Sung Hong will retire from office at the Annual General Meeting and, being eligible, offer themselves for re-election. Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

      A notice convening the Annual General Meeting is set out on pages 115 to 117 of the annual report of the Company for the year ended 31st December 2004.

      There is no Shareholder that is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

      Pursuant to the Articles of the Company, at any general meeting of the Company a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. Details of the procedures by which Shareholders may demand a poll are set out in Appendix III to this document.

         A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed on it not less than 48 hours before the time fixed for holding the meeting, if they do not intend to be present in person at the meeting.

RECOMMENDATION

         The Directors believe that the granting of the mandates to issue securities and repurchase Shares and the re-election of the said Directors are in the best interests of the Company and Shareholders as a whole and accordingly recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

                                                           Yours faithfully,
                                                         For and on behalf of
                                                           CNOOC Limited
                                                             Chengyu Fu
                                                              Chairman

-------------------------------------------------------------------------------
APPENDIX I                              EXPLANATORY NOTES TO REPURCHASE MANDATE
-------------------------------------------------------------------------------

GENERAL MANDATE TO ISSUE SECURITIES AND REPURCHASE SHARES

         At the Annual General Meeting, an ordinary resolution will be proposed giving the Directors a general and unconditional mandate (the "Repurchase Mandate") to exercise all the powers of the Company to repurchase on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") the issued and fully paid Shares. Under such mandate, the number of Shares that the Company may repurchase shall not exceed 10 per cent. of the existing issued share capital of the Company on the date of passing the resolution.

         Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required to be held by its Articles or any applicable laws and the date upon which such authority is revoked or varied.

         On 8th April 2005 being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document ("Latest Practicable Date"), 41,053,908,675 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,105,390,867.

DIRECTORS AND CONNECTED PERSONS

         None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their associates has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

         No persons who are connected persons (that is the director, chief executive or substantial shareholder of the Company of any of its subsidiaries or their associates (as defined in the Listing Rules)) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS' UNDERTAKING

         The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong and in accordance with the regulations set out in the Company's Memorandum and Articles of Association.

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

         If as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

         As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited ("CNOOC BVI"), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,999,999,995 Shares, representing approximately 70.64 per cent. of the issued share capital of the Company as at that date. CNOOC BVI is a wholly owned subsidiary of Overseas Oil & Gas Corporation, Ltd., which in turn is a wholly owned subsidiary of China National Offshore Oil Corporation. If the Repurchase Mandate is exercised in full, CNOOC BVI will be interested in approximately 78.49 per cent. of the reduced issued

-------------------------------------------------------------------------------
APPENDIX I                              EXPLANATORY NOTES TO REPURCHASE MANDATE
-------------------------------------------------------------------------------

share capital of the Company. Regardless of such an increase in shareholding, CNOOC BVI would not become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

         The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25 per cent..

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

         The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

         Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company's Memorandum and Articles of Association, the Listing Rules and applicable laws and regulations in Hong Kong.

         On the basis of the consolidated financial position of the Company as at 31st December 2004 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed purchases were to be carried out in full at any time during the proposed repurchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company.

SHARE REPURCHASE MADE BY THE COMPANY

         The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

GENERAL

         During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

                                                           Price Per Share
Month                                                     Highest       Lowest
                                                              HK$          HK$

2004
     April                                                  3.400       2.675
     May                                                    3.400       2.550
     June                                                   3.500       3.075
     July                                                   3.850       3.175

-------------------------------------------------------------------------------
APPENDIX I                              EXPLANATORY NOTES TO REPURCHASE MANDATE
-------------------------------------------------------------------------------

                                                           Price Per Share
Month                                                     Highest       Lowest
                                                              HK$          HK$

     August                                                 3.850       3.475
     September                                              4.150       3.500
     October                                                4.500       3.950
     November                                               4.575       3.950
     December                                               4.425       4.025

2005
     January                                                4.200       3.800
     February                                               4.550       3.800
     March                                                  4.625       4.225
     April (up to the Latest Practicable Date)              4.400       4.175

------------------------------------------------------------------------------
APPENDIX II                     DETAILS OF PROPOSED DIRECTORS TO BE RE-ELECTED
------------------------------------------------------------------------------

         The following are the particulars of the Directors who are proposed to be re-elected at the Annual General Meeting as required under Rule 13.51(2) of the Listing Rules:

Luo Han

         Mr. Luo was born in 1953. Mr. Luo received a doctorate degree from the China Petroleum University. He has over 30 years of experience in the oil industry in the People's Republic of China. He was appointed as an executive Director of the Company in December 2000. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the chairman of the CACT operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of China National Offshore Oil Corporation ("CNOOC"). In 1999, he served as the General Manager of CNOOC China Limited's Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

         Mr. Luo does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

         Mr. Luo has personal interests in 1,150,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

         Under Mr. Luo's service contract, Mr. Luo's emoluments comprise an annual salary of HK$465,600 subject to an annual increment as determined by the board of Directors, but not exceeding 15% of his then current salary. Mr. Luo is subject to the retirement provisions in the Articles of the Company.

Chiu Sung Hong

         Mr. Chiu was born in 1947 and received an LL.B. degree from the University of Sydney, Australia. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an independent non-executive Director of the Company in September 1999.

         Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

         Mr. Chiu has personal interests in 1,150,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

         Mr. Chiu's emoluments comprise an annual salary of HK$200,000. The emoluments of Directors were determined with reference to their perception of the industry standards and the prevailing market conditions. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

-------------------------------------------------------------------------------
APPENDIX III                                    PROCEDURES FOR DEMANDING A POLL
-------------------------------------------------------------------------------

         Pursuant to Article 69(a) of the articles of association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

         (i)      the Chairman of such meeting; or

         (ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

         (iii) any member or members present in person or by proxy (or in the case of a member being a corporation, by its duly authorised representative) and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

         (iv) any member or members present in person or by proxy and holding Shares conferring a right to attend and vote at the meeting (or in the case of a member being a corporation, by its duly authorised representative) on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

                               [GRAPHIC OMITTED]

                                  CNOOC LIMITED
               (Incorporated in Hong Kong with limited liability)
                                (Stock Code: 883)

   Form of proxy for the Annual General Meeting to be held on 25th May 2005

I/We(Note 1) _________________________________________________________________
of ___________________________________________________________________________
being the registered holder(s) of _________________________shares(Note 2) of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or ___________________________________________
______________________________________________________________________________
of ___________________________________________________________________________
as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 25th May 2005 at 2:00 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).


------------------------------------------------------------------------------------------------------------------------
              ORDINARY RESOLUTIONS                                           FOR(Note 4)         AGAINST(Note 4)
------------------------------------------------------------------------------------------------------------------------
A1.      To receive and consider the Audited Accounts for the year
         ended 31st December 2004 together with the Reports of the
         Directors and the Auditors thereon.
------------------------------------------------------------------------------------------------------------------------
A2.      To declare a final dividend for the year ended 31 December
         2004
------------------------------------------------------------------------------------------------------------------------
A3.      (i)  To re-elect Mr. Luo Han as Executive Director; and        (i)                      (i)
------------------------------------------------------------------------------------------------------------------------
         (ii) To re-elect Mr. Chiu Sung Hong as Independent Non-        (ii)                     (ii)
              Executive Director.
------------------------------------------------------------------------------------------------------------------------
A4.      To re-appoint the Company's auditors and to authorise the
         Directors to fix their remuneration.
------------------------------------------------------------------------------------------------------------------------
B1.      To grant a general mandate to the Directors to repurchase
         shares in the Company not exceeding 10% of the aggregate
         nominal amount of the existing issued share capital.
------------------------------------------------------------------------------------------------------------------------
B2.      To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not
         exceeding 20% of the existing issued share capital.
------------------------------------------------------------------------------------------------------------------------
B3.      To extend the general mandate granted to the Directors to
         issue, allot and deal with shares by the number of shares
         repurchased.
------------------------------------------------------------------------------------------------------------------------

Dated this ___________ day of _____________ 2005             Signed(Note 5) ____________________________________________



Notes:

1.    Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON
      WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CNOOC Limited



                                                  By:  /s/ Cao Yunshi
                                                       ------------------------
                                                  Name:  Cao Yunshi
                                                  Title:  Company Secretary

Dated: April 12, 2005